UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE CAMERON INTERNATIONAL CORPORATION
BUFFALO, NEW YORK PLANT
B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements

Individual Account Retirement Plan for Bargaining Unit Employees at the
    Cameron International Corporation Buffalo, New York Plant
As of December 31, 2010 and 2009 and for the year ended December 31, 2010

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo New York Plant

Financial Statements

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Cameron Benefits Committee
Individual Account Retirement Plan for Bargaining Unit Employees at the
Cameron International Corporation Buffalo, New York Plant:

We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant (the “Plan”), as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ MFR, P.C.

Houston, Texas
June 29, 2011

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Employer contributions receivable	$–	$65,937
Plan interest in the Cameron International Corporation Master Trust	27,244,921	23,560,834
Net assets reflecting all investments at fair value	27,244,921	23,626,771

Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	(258,757)	(134,079)
Net assets available for benefits	$26,986,164	$23,492,692

The accompanying notes are an integral part of these statements.

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
Additions:
Employer contributions	$537,333
Employee contributions	955,233
Rollover contributions	5,337
Net investment income from the Cameron International Corporation Master Trust	3,255,286
Other income	21,807
Total additions	4,774,996

Deductions:
Administrative fees	25,698
Benefits paid to participants	1,255,826
Total deductions	1,281,524

Net increase in net assets available for benefits	3,493,472

Net assets available for benefits at:
Beginning of year	23,492,692
End of year	$26,986,164

The accompanying notes are an integral part of these statements.

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant (the “Plan”) is a profit-sharing plan which provides payments to eligible employees of Cameron International Corporation and certain subsidiaries (the “Company”) at termination, retirement, death or disability. All union employees of the Company belonging to Local Lodge No. 330, District 76 of the International Association of Machinists and Aerospace Workers, are eligible for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company contributes to each participant’s account monthly based on hours actively worked and specific contribution rates as defined in the Plan document. Contributions are also made for each hour incurred for overtime, vacations or holidays, but excludes sick time for which the employee may be paid. Company contributions are allocated among the investment fund options that have been selected by each employee.  All active participants in the Plan are 100% vested in the employer contributions upon completion of three years of service (three-year cliff vesting).

Amounts which are forfeited due to a participant’s termination of employment prior to vesting in employer contributions made on the participant’s behalf are used to reduce the required Company contribution in subsequent periods.  Upon termination of the Plan, all remaining forfeitures are to be allocated to the participant accounts.

In 2010, forfeited nonvested accounts totaling $183,816 were used to reduce employer contributions.

The Plan allows for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment fund options offered by the Plan. Allocations among the investment accounts may be changed at the participant’s discretion on a daily basis.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As required under generally accepted accounting principles, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts

Employer profit-sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Benefit payments to participants are recorded upon distribution.

Investments

The Plan’s investments are held in the Cameron International Corporation Master Trust (“Master Trust”). The Charles Schwab Company served as trustee of the Master Trust.  The Plan participates in only certain investment accounts of the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the specific interests that it has in each of the underlying participant-directed investment accounts.

The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2010 and 2009.
	Beneficial Interest at December 31,
	2010	2009

Cameron International Stock Fund	1.01%	1.24%
Fidelity Growth Company Fund	100.00	100.00
PRIMCO Stable Value Fund	4.61	4.09
PIMCO Total Return Administrative Shares Fund	0.00	3.90
American Funds Washington Mutual Investors Fund /A	0.00	4.12
Franklin Balance Sheet Investment Fund/A	0.00	3.77
Lord Abbett Developing Growth Fund/A	0.00	5.12
American Funds EuroPacific Growth Fund/A	0.00	5.25
State Street S&P 500 Index Fund	0.00	2.03
American Funds Growth Fund of America/A	0.00	3.13
American Century U.S. Inflation-Adjusted Bond Fund Institutional	6.44	–
American Funds AMCAP Fund R6	2.72	–
American Funds Capital World Bond Fund R6	3.12	–
American Funds EuroPacific Growth Fund R6	4.45	–
American Funds Washington Mutual Fund R6	3.31	–
DFA Emerging Markets Portfolio	1.66	–
Vanguard LifeStrategy Conservative Growth Fund	1.23	–
Vanguard LifeStrategy Growth Fund	3.90	–
Vanguard LifeStrategy Income Fund	0.39	–
Vanguard LifeStrategy Moderate Growth Fund	1.14	–
Vanguard Small-Cap Growth Index Fund Institutional Shares	3.88	–
Vanguard Small-Cap Value Index Fund Institutional Shares	3.08	–
Vanguard Total Bond Market Index Fund Institutional Shares	3.24	–
Vanguard Total Inst’l Stock Index Fund Institutional Shares	0.12	–
Vanguard Total Stock Market Index Fund Institutional Shares	1.76	–

Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

Financial Accounting Standards Board Accounting Standards Codification Topic No. 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Level 2 measurements include observable inputs other than quoted prices in active markets for identical assets and liabilities.

Common stocks, are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and money market funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts are valued at the unit of participation value of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2010:

	Investments at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Money market funds	$237,188	$1,155	$–	$238,343
Mutual funds:
Domestic equity funds	316,258,608	–	–	316,258,608
Domestic bond funds	118,486,222	–	–	118,486,222
International equity funds	68,588,738	–	–	68,588,738
International bond funds	1,313,453	–	–	1,313,453
Blended funds	13,948,495	–	–	13,948,495
Common stocks	249,896,437	–	–	249,896,437
Collective trusts:
Money market fund	8,847,391	–	–	8,847,391
Bond funds	–	123,379,592	46,600	123,426,192
Total Master Trust investments at fair value	$777,576,532	$123,380,747	$46,600	$901,003,879

The following table sets forth by level, within the fair value hierarchy, the assets of the Master Trust as of December 31, 2009:

	Investments at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Money market funds	$5,675,382	$93,238	$-	$5,768,620
Mutual funds:
Domestic equity funds	205,750,745	-	-	205,750,745
Domestic bond fund	87,953,540	-	-	87,953,540
International equity funds	49,242,296	-	-	49,242,296
Common stocks	211,395,391	-	-	211,395,391
Collective trusts:
Money market fund	4,607,009	-	-	4,607,009
Equity index fund	-	23,782,477	-	23,782,477
Bond funds	-	103,863,654	91,558	103,955,212
Total Master Trust investments at fair value:	$564,624,363	$127,739,369	$91,558	$692,455,290

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investments for the year ended December 31, 2010:

Wrapper contracts in collective trusts
Balance at beginning of year	$91,558
Depreciation/unrealized loss	(44,958)
Balance at end of year	$46,600

The PRIMCO Stable Value Fund (“Stable Value Fund”) is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). These contracts have varying yields and maturity dates and are fully benefit responsive. These contracts are stated at contract value which represents cost plus accrued income. The fair value of the GICs has been estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Risks and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2010	Cameron International Stock Fund	Federated Capital Reserves Fund	PRIMCO Stable Value Fund	American Century U.S. Inflation-Adjusted Bond Fund Institutional	American Funds AMCAP Fund R6	American Funds Capital World Bond Fund R6	American Funds EuroPacific Growth Fund R6	American Funds Washington Mutual Fund R6	DFA Emerging Markets Portfolio	Fidelity Growth Company Fund	Vanguard LifeStrategy Conservative Growth Fund	Vanguard LifeStrategy Growth Fund	Vanguard LifeStrategy Income Fund	Vanguard LifeStrategy Moderate Growth Fund	Vanguard Small-Cap Growth Index Fund Investor Shares	Vanguard Small-Cap Value Index Fund Investor Shares	Vanguard Total Bond Market Index Fund Investor Shares	Vanguard Total Int’l Stock Index Fund Investor Shares	Vanguard Total Stock Market Index Fund Investor Shares	Total

Assets:
Cash	$3,463,346	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$3,463,346
Net unsettled sales of investments	435,183	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	435,183
Investments at fair value as determined by quoted market prices:
Cameron International Corporation Common Stock	249,896,437	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	249,896,437
Federated Capital Reserves Fund	–	1,155	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,155
American Century U.S. Inflation-Adjusted Bond Fund Institutional	–	–	–	1,774,088	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,774,088
Fidelity Institutional Money Market Fund	237,188	–	8,847,391	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	9,084,579
American Funds AMCAP R6	–	–	–	–	73,792,633	–	–	–	–	–	–	–	–	–	–	–	–	–	–	73,792,633
American Funds Capital World Bond Fund R6	–	–	–	–	–	1,313,453	–	–	–	–	–	–	–	–	–	–	–	–	–	1,313,453
American Funds EuroPacific Growth Fund R6	–	–	–	–	–	–	62,570,511	–	–	–	–	–	–	–	–	–	–	–	–	62,570,511
American Funds Washington Mutual Fund R6	–	–	–	–	–	–	–	97,007,196	–	–	–	–	–	–	–	–	–	–	–	97,007,196
DFA Emerging Markets Portfolio	–	–	–	–	–	–	–	–	4,391,521	–	–	–	–	–	–	–	–	–	–	4,391,521
Fidelity Growth Company Fund	–	–	–	–	–	–	–	–	–	2,363,744	–	–	–	–	–	–	–	–	–	2,363,744
Vanguard LifeStrategy Conservative Growth Fund	–	–	–	–	–	–	–	–	–	–	3,207,824	–	–	–	–	–	–	–	–	3,207,824
Vanguard LifeStrategy Growth Fund	–	–	–	–	–	–	–	–	–	–	–	3,621,445	–	–	–	–	–	–	–	3,621,445
Vanguard LifeStrategy Income Fund	–	–	–	–	–	–	–	–	–	–	–	–	2,851,397	–	–	–	–	–	–	2,851,397
Vanguard LifeStrategy Moderate Growth Fund	–	–	–	–	–	–	–	–	–	–	–	–	–	4,267,829	–	–	–	–	–	4,267,829
Vanguard Small-Cap Growth Index Fund Institutional Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	48,295,219	–	–	–	–	48,295,219
Vanguard Small-Cap Value Index Fund Institutional Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	65,851,653	–	–	–	65,851,653
Vanguard Total Bond Market Index Fund Institutional Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	116,712,134	–	–	116,712,134
Vanguard Total Int’l Stock Index Fund Institutional Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,626,706	–	1,626,706
Vanguard Total Stock Market Index Fund Institutional Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	28,948,163	28,948,163
Investments at estimated fair value:
INVESCO Group Trust for Retirement Savings:
Investments	–	–	123,379,592	–	–	–	–	–	–	––	–	–	–	–	–	–	–	–	–	123,379,592
Wrapper Contracts	–	–	46,600	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	46,600
Total investments	250,133,625	1,155	132,273,583	1,774,088	73,792,633	1,313,453	62,570,511	97,007,196	4,391,521	2,363,744	3,207,824	3,621,445	2,851,397	4,267,829	48,295,219	65,851,653	116,712,134	1,626,706	28,948,163	901,003,879
Total assets	254,032,154	1,155	132,273,583	1,774,088	73,792,633	1,313,453	62,570,511	97,007,196	4,391,521	2,363,744	3,207,824	3,621,445	2,851,397	4,267,829	48,295,219	65,851,653	116,712,134	1,626,706	28,948,163	904,902,408
Liabilities:
Net unsettled purchases of investments	3,465,386	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3,465,386
Net assets reflecting all investments at fair value	250,566,768	1,155	132,273,583	1,774,088	73,792,633	1,313,453	62,570,511	97,007,196	4,391,521	2,363,744	3,207,824	3,621,445	2,851,397	4,267,829	48,295,219	65,851,653	116,712,134	1,626,706	28,948,163	901,437,022
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	(5,612,961)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(5,612,961)
Net assets available to participating plans	$250,566,768	$1,155	$126,660,622	$1,774,088	$73,792,633	$1,313,453	$62,570,511	$97,007,196	$4,391,521	$2,363,744	$3,207,824	$3,621,445	$2,851,397	$4,267,829	$48,295,219	$65,851,653	$116,712,134	$1,626,706	$28,948,163	$895,824,061

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2009	Cameron International Stock Fund	American Funds Washington Mutual Investors Fund/A	(a) PRIMCO Stable Value Fund	American Funds Growth Fund of America / A	State Street S&P 500 Index Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	American Funds EuroPacific Growth Fund/A	Total

Assets:
Cash	$7,429,602	$–	$–	$–	$–	$–	$–	$–	$–	$–	$7,429,602
Net unsettled sales of investments	442,227	–	–	–	–	–	–	–	–	–	442,227
Income receivable	3,312,222	–	–	–	–	–	–	–	–	–	3,312,222
Investments at fair value as determined by quoted market prices:
Money market funds	93,238	–	–	–	–	–	–	–	–	–	93,238
Cameron International Corporation Common Stock	211,395,391	–	–	–	–	–	–	–	–	–	211,395,391
American Funds Washington Mutual Investors Fund/A	–	70,555,442	–	–	–	–	–	–	–	–	70,555,442
American Funds Growth Fund of America/A	–	–	–	56,814,629	–	–	–	–	–	–	56,814,629
Fidelity Institutional Money Market	5,675,382	–	4,607,009	–	–	–	–	–	–	–	10,282,391
Fidelity Growth Company Fund	–	–	–	–	–	1,992,613	–	–	–	–	1,992,613
PIMCO Total Return Administrative Shares Fund	–	–	–	–	–	–	87,953,540	–	–	–	87,953,540
Franklin Balance Sheet Investment Fund/A	–	–	–	–	–	–	–	46,663,733	–	–	46,663,733
Lord Abbett Developing Growth Fund/A	–	–	–	–	–	–	–	–	29,724,328	–	29,724,328
American Funds EuroPacific Growth Fund/A	–	–	–	–	–	–	–	–	–	49,242,296	49,242,296
Investments at estimated fair value:
State Street S&P 500 Index Fund	–	–	–	–	23,782,477	–	–	–	–	–	23,782,477
INVESCO Group Trust for Retirement Savings:
Investments	–	–	103,863,654		–	–	–	–	–	–	103,863,654
Wrapper contracts	–	–	91,558	–	–	–	–	–	–	–	91,558
Total investments	217,164,011	70,555,442	108,562,221	56,814,629	23,782,477	1,992,613	87,953,540	46,663,733	29,724,328	49,242,296	692,455,290
Total assets	228,348,062	70,555,442	108,562,221	56,814,629	23,782,477	1,992,613	87,953,540	46,663,733	29,724,328	49,242,296	703,639,341

Liabilities:
Other payables	1,273,220	–	–	–	–	–	–	–	–	–	1,273,220
Net unsettled purchases of investments	6,838,109	–	–	–	–	–	–	–	–	–	6,838,109
Net assets reflecting all investments at fair value	220,236,733	70,555,442	108,562,221	56,814,629	23,782,477	1,992,613	87,953,540	46,663,733	29,724,328	49,242,296	695,528,012

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	(4,039,011)	–	–	–	–	–	–	–	(4,039,011)
Net assets available to participating plans	$220,236,733	$70,555,442	$104,523,210	$56,814,629	$23,782,477	$1,992,613	$87,953,540	$46,663,733	$29,724,328	$49,242,296	$691,489,001

(a)	Includes $208,843 of non-participant directed investments of which $1,507 relates to the Plan.

Investment income and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

Year ended December 31, 2010	Net Appreciation/ (Depreciation)	Interest and Dividends	Total

Cameron International Stock Fund	$46,013,072	$–	$46,013,072
Fidelity Growth Company Fund	390,422	85	390,507
PRIMCO Stable Value Fund	(90,554)	4,433,151	4,342,597
Fidelity Institutional Money Market Fund	903	–	903
PIMCO Total Return Administrative Shares Fund	8,179,442	2,240,961	10,420,403
American Funds Washington Mutual Investors Fund/A	5,051,705	850,537	5,902,242
American Funds Growth Fund of America/A	3,496,927	–	3,496,927
Franklin Balance Sheet Investment Fund/A	5,285,617	–	5,285,617
Lord Abbett Developing Growth Fund/A	7,307,138	–	7,307,138
American Funds EuroPacific Growth Fund/A	2,631,359	1,048,542	3,679,901
State Street S&P 500 Index Fund	1,800,808	–	1,800,808
Federated Capital Reserves Fund	–	1,468	1,468
American Century U.S. Inflation-Adjusted Bond Fund Institutional	(74,849)	27,541	(47,308)
American Funds AMCAP Fund R6	4,749,518	–	4,749,518
American Funds Capital World Bond Fund R6	(48,404)	18,561	(29,843)
American Funds EuroPacific Growth Fund R6	2,098,342	–	2,098,342
American Funds Washington Mutual Fund R6	3,775,135	1,484,197	5,259,332
DFA Emerging Markets Portfolio	(48,050)	229,067	181,017
Vanguard LifeStrategy Conservative Growth Fund	3,079	27,295	30,374
Vanguard LifeStrategy Growth Fund	(138,609)	226,331	87,722
Vanguard LifeStrategy Income Fund	(16,330)	28,656	12,326
Vanguard LifeStrategy Moderate Growth Fund	13,416	57,933	71,349
Vanguard Small-Cap Growth Index Fund Institutional Shares	5,115,440	50,587	5,166,027
Vanguard Small-Cap Value Index Fund Institutional Shares	4,613,550	1,243,728	5,857,278
Vanguard Total Bond Market Index Fund Institutional Shares	(2,744,012)	1,521,728	(1,222,284)
Vanguard Total Int’l Stock Index Fund Institutional Shares	27,486	25,226	52,712
Vanguard Total Stock Market Index Fund Institutional Shares	1,870,909	156,139	2,027,048
	$99,263,460	$13,671,733	$112,935,193

Administrative expenses paid by the Master Trust for the year ended December 31, 2010 totaled $678,756, of which $25,698 has been allocated to the Plan.

Stable Value Fund

Objectives of the Stable Value Fund

The Stable Value Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts

To accomplish the objectives outlined above, the Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund.

With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract
•	The investment returns generated by the fixed income investments that back the wrapper contract
•	The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. Over time, the interest crediting rate amortizes the Stable Value Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Stable Value Fund’s Statement of Net Assets as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Stable Value Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Investments in the PRIMCO Stable Value Fund at December 31, 2010 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	A+/Aa3		$–	$(1,246,839)
	IGT INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$17,937,598

ING	Wrapper	A/A2		–	$(1,157,173)
	IGT INVESCO Short-term Bond Fund		32,066,245

JPMorgan Chase	Wrapper	AA-/Aa1		–	$(843,793)
	IGT INVESCO Multi-Manager Core Fixed		19,739,124
	Income Fund

Monumental	Wrapper	AA-/A1		2,670	$(67,119)
	IGT Invesco Short-term Bond Fund		2,241,378

Pacific Life Insurance	Wrapper	A+/A1		43,930	$(936,181)
	IGT INVESCO Short-term Bond Fund		23,280,955

Prudential Insurance	Wrapper	AA/A2		–	$(1,361,856)
	IGT Jennison Intermediate Government/
	Credit Fund		28,114,292

Short-term investments:
Fidelity Management	Fidelity Institutional Money Market	N/A	8,847,391	–	–
			$132,226,983	$46,600	$(5,612,961)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2010 was 2.139% and 3.636%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2010 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

Investments in the PRIMCO Stable Value Fund at December 31, 2009 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	A+/Aa3		$–	$(905,343)
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$17,977,319

ING	Wrapper	A+/A2		24,118	(893,311)
	INVESCO Multi-Manager Short-term Bond Fund		25,447,756

JPMorgan Chase	Wrapper	AA-/Aa1		51,724	(510,213)
	INVESCO Multi-Manager Core Fixed
	Income Fund		15,909,436

Monumental	Wrapper	AA-/A1		–	(24,435)
	INVESCO Multi-Manager Short-term Bond Fund		2,286,468

Pacific Life Insurance	Wrapper	AA-/A1		15,716	(691,551)
	INVESCO Multi-Manager Short-term Bond Fund		22,030,730

State Street Bank	Wrapper	AA-/Aa2		–	(1,014,158)
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		20,211,945

Short-term investments:
Fidelity Management	Fidelity Institutional Money Market Fund	N/A	4,607,009	-	-
			$108,470,663	$91,558	$(4,039,011)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2009 was 3.008% and 4.190%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2009 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

4. Income Tax Status

The Plan has been designed to meet the requirements of the Internal Revenue Code (“IRC”) under Section 401(a) and, therefore, the related trust is exempt from taxation. A favorable determination letter was received from the Internal Revenue Service on March 11, 2010. Since receiving the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified and the related trust remains tax exempt.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the respective Forms 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$26,986,164	$23,492,692
Amounts allocated to withdrawing participants	–	(16,787)
Adjustment from contract value to fair value	258,757	134,079
Net assets available for benefits per Form 5500	$27,244,921	$23,609,984

The following is a reconciliation of the net investment income from the Cameron International Corporation Master Trust per the financial statements for the year ended December 31, 2010 to Form 5500:

Net investment income from the Cameron International Corporation Master Trust per the financial statements	$3,255,286
Adjustment from contract value to fair value at December 31, 2009	(134,079)
Adjustment from contract value to fair value at December 31, 2010	258,757
Net investment income from the Cameron International Corporation Master Trust per Form 5500	$3,379,964

The following is a reconciliation of benefits paid per the financial statements for the year ended December 31, 2010 to Form 5500:

Benefits paid to participants per the financial statements	$1,255,826
Amounts allocated to withdrawing participants at December 31, 2009	(16,787)
Amounts allocated to withdrawing participants at December 31, 2010	–
Benefits paid to participants per Form 5500	$1,239,039

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

6. Subsequent Events

In June 2010, Plan participants were notified that the Plan sponsor elected to change trustees.  In March 2011, Plan assets totaling $28,024,657 were transferred to T. Rowe Price Trust Company.

The Plan’s sponsor has evaluated subsequent events through June 29, 2011, which is the date these financial statements were filed with the U.S. Securities and Exchange Commission.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cameron Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE CAMERON INTERNATIONAL CORPORATION
BUFFALO, NEW YORK PLANT

/s/ Roslyn R. Larkey
By:  Roslyn R. Larkey
        Member of the Cameron Benefits Committee
Date: June 29, 2011

Exhibit Index

Exhibit 23.1        CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – MFR, P.C.